Kirby A. Tyndall
Chief Financial Officer
November 3, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20002
Attention: Christian Windsor, Special Counsel

Re:	Bank of Granite Corporation Form 10-K for the Fiscal Year ended December 31, 2007 Definitive Proxy Statement on Schedule 14A filed March 20, 2008 File No. 000-15956
Ladies and Gentlemen:
Bank of Granite Corporation (the “Company”) received a letter from the Division of Corporate Finance dated October 21, 2008 concerning your review of our correspondence filed with the Commission on June 20, 2008 in which we responded to comments on the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A filed March 20, 2008. This letter is delivered in response to the additional comment raised in your letter of October 21, 2008.
Definitive Proxy Statement on Schedule 14A filed March 20, 2008
Annual Bonus, page 14
1.	Comment:
We note your response to our prior comment 19. We also note the disclosure on page 14 of your definitive proxy statement indicating that the board sets the performance targets each year and the annual bonus determination is made during the following year once the board determines whether the targets have been achieved. As a result, the annual bonus disclosure in your proxy statement relates to previous fiscal year results and it is not clear from your analysis how the disclosure of the actual performance targets for the prior fiscal year would lead to the competitive harm you discuss. Therefore, in future filings, please disclose the annual bonus performance targets or, in the alternative, explain the potential for competitive harm to the company from the disclosure of the performance targets used to determine the compensation discussed in your Compensation Disclosure and Analysis. If the company provides a competitive harm analysis, to the extent that the potential for competitive harm is different for either different targets or for the targets used to determine the compensation of different named executive officers, please address the potential for competitive harm from the disclosure of those targets separately.

23 North Main Street P.O. Box 128 Granite Falls, NC 28630	Phone 828.496.2026 Facsimile 828.496.2010 ktyndall@bankofgranite.com

Securities and Exchange Commission
November 3, 2008

Response:
We confirm that in future proxy statement filings, we will include the annual bonus performance targets or, in the alternative, an explanation of the potential for competitive harm to the Company from the disclosure of the performance targets.
Conclusion
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the Company has adequately addressed the comment included in your letter. If you have further comments or any questions about our response, please contact the undersigned at the address and telephone number listed above. Thank you for your consideration.
Sincerely yours,
Bank of Granite Corporation
/s/ Kirby A. Tyndall
Kirby A. Tyndall
Executive Vice President and
     Chief Financial Officer